FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For February 18, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X         Form 40-F
                                 ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No X
                           ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for February 2003, including additional information excluded form the 6-K, filed February 13, 2002.

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 18, 2002




                                                AERCO LIMITED
                                                  (Registrant)

                                                By: /s/ Adrian Robinson
                                                   -----------------------------
                                                    Name: Adrian Robinson
                                                    Title:   Attorney-in-Fact

                                                                                               Item 1

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             February-03
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              18-Feb-03
Current Calculation Date          11-Feb-03
Previous Payment Date             15-Jan-03
Previous Calculation Date         9-Jan-03
-----------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
-----------------------------------------------------------------------------------------------------
                                       Prior                                            Balance on
                                      Balance                                        Calculation Date
                                      9-Jan-03        Deposits       Withdrawals        11-Feb-03
-----------------------------------------------------------------------------------------------------
Expense Account                       4,015,525.45    1,607,231.62    (1,928,416.05)     3,694,341.02
Collection Account                   92,573,731.59   12,420,366.40   (11,678,329.59)    93,315,768.40
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    80,895,402.00      100,000.00       (80,000.00)    80,915,402.00
-----------------------------------------------------------------------------------------------------
Total                                96,589,257.04   14,027,598.02   (13,606,745.64)    97,010,109.42
-----------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
-----------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             4,015,525.45
Transfer from Collection Account on previous Payment Date                                1,603,191.55
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              4,040.07
Balance on current Calculation Date
 - Payments on previous payment date                                                      (519,390.72)
 - Interim payments
 - Other                                                                                (1,409,025.33)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      3,694,341.02
-----------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            92,573,731.59
Collections during period                                                               12,420,366.40
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (1,603,191.55)
 - Permitted Aircraft Modifications                                                                 -
Interim Transfer to Expense Account                                                                 -
Net Swap payments on previous Payment Date                                              (3,576,781.76)
Aggregate Note Payments on previous Payment Date                                        (6,498,356.28)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     93,315,768.40
-----------------------------------------------------------------------------------------------------
Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    15,915,402.00
                                                                                    -----------------
 Liquidity Reserve Amount                                                               80,915,402.00
                                                                                    -----------------
A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                             Page 1 of 7

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                   18-Feb-03
Current Calculation Date               11-Feb-03
Previous Payment Date                  15-Jan-03
Previous Calculation Date              9-Jan-03
-----------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                               97,010,109.42
Liquidity Reserve Amount                                                               (80,915,402.00)
                                                                                      ---------------
Available Collections                                                                   16,094,707.42
                                                                                      ===============
4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                               5,000,000.00
(II) a)      Class A Interest but excluding Step-up                                      1,399,865.43
     b)      Swap Payments other than subordinated swap payments                         4,138,715.62
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)          30,000,000.00
(iv)         Class A Minimum principal payment                                                      -
(v)          Class B Interest                                                              271,198.30
(vi)         Class B Minimum principal payment                                              40,441.44
(vii)        Class C Interest                                                              450,514.78
(viii)       Class C Minimum principal payment                                                      -
(ix)         Class D Interest                                                              708,333.33
(x)          Class D Minimum principal payment                                                      -
(xi)         Second collection account top-up                                           50,915,402.00
(xii)        Class A Scheduled principal                                                            -
(xiii)       Class B Scheduled principal                                                   523,908.41
(xiv)        Class C Scheduled principal                                                   525,300.04
(xv)         Class D Scheduled principal                                                            -
(xvi)        Permitted accruals for Modifications                                                   -
(xvii)       Step-up interest                                                              257,684.17
(xviii)      Class A Supplemental principal                                              2,778,745.90
(xix)        Class E Primary Interest                                                               -
(xx)         Class B Supplemental principal                                                         -
(xxi)        Class A Outstanding Principal                                                          -
(xxii)       Class B Outstanding Principal                                                          -
(xxiii)      Class C Outstanding Principal                                                          -
(xxiv)       Class D Outstanding Principal                                                          -
(xxv)        Subordinated Swap payments                                                             -
                                                                                      ---------------
             Total Payments with respect to Payment Date                                97,010,109.42
             less collection Account Top Ups (iii) (b) and (xi) (b) above               80,915,402.00
                                                                                      ---------------
                                                                                        16,094,707.42
                                                                                      ===============
                                                                                                (0.00)
-----------------------------------------------------------------------------------------------------
                                                                                                 0.00

                                             Page 2 of 7

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                    18-Feb-03
Current Calculation Date                11-Feb-03
Previous Payment Date                   15-Jan-03
Previous Calculation Date               9-Jan-03

--------------------------------------------------------------------------------------------------------
5. Payments on the Notes by Subclass
--------------------------------------------------------------------------------------------------------
                                            Subclass        Subclass        Subclass          Total
Floating Rate Notes                            A-2             A-3             A-4            Class A
--------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.37000%        1.37000%         1.37000%
Applicable Margin                              0.3200%         0.4600%          0.5200%
Applicable Interest Rate                      1.69000%        1.83000%         1.89000%
Day Count                                      Act/360         Act/360          Act/360
Actual Number of Days                               34              34               34
Interest Amount Payable                     192,633.54      943,124.08       264,107.81
Step-up Interest Amount Payable                  NA         257,684.17          NA
--------------------------------------------------------------------------------------------------------
Total Interest Paid                         192,633.54    1,200,808.25       264,107.81     1,657,549.61
--------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05       15-Jun-02        15-May-11
Excess Amortisation Date                     17-Aug-98       15-Feb-06        15-Aug-00
--------------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00   565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance  120,689,304.97   545,684,134.79  147,959,557.46    814,332,997.22
--------------------------------------------------------------------------------------------------------
Extended Pool Factors                           52.75%         100.00%           78.77%
Pool Factors                                    40.13%         100.00%           68.50%
--------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -               -                -                -
Scheduled Principal Payment                          -               -                -                -
Supplemental Principal Payment            2,778,745.90               -                -     2,778,745.90
--------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount       2,778,745.90               -                -     2,778,745.90
--------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                        -
- amount allocable to premium
--------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   117,910,559.07  545,684,134.79   147,959,557.46   811,554,251.32
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
5. Payments on the Notes by Subclass (continued)
------------------------------------------------------------------------------------ -----------------------------------------------
                                           Subclass         Subclass        Total         Subclass         Subclass         Total
Floating Rate Notes                           B-1              B-2         Class B           C-1              C-2          Class C
------------------------------------------------------------------------------------ -----------------------------------------------
Applicable LIBOR                             1.37000%         1.37000%                      1.37000%        1.37000%
Applicable Margin                             0.6000%          1.0500%                       1.3500%         2.0500%
Applicable Interest Rate                     1.97000%         2.42000%                      2.72000%        3.42000%
Day Count                                     Act/360          Act/360                       Act/360         Act/360
Actual Number of Days                              34               34                            34              34
Interest Amount Payable                    117,117.83       154,080.47                    204,242.63      246,272.15
Step-up Interest Amount Payable                NA               NA                             NA              NA
-------------------------------------------------------------------------------------- ---------------------------------------------
Total Interest Paid                        117,117.83       154,080.47    271,198.30      204,242.63      246,272.15      450,514.78
-------------------------------------------------------------------------------------- ---------------------------------------------

Expected Final Payment Date                 15-Jul-13        15-Jun-08                     15-Jul-13       15-Jun-08
Excess Amortisation Date                    17-Aug-98        15-Aug-00                     17-Aug-98       15-Aug-00
-------------------------------------------------------------------------------------- ---------------------------------------------
Original Balance                        85,000,000.00    80,000,000.00                 85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance   62,947,772.64    67,414,885.99 130,362,658.63  79,506,213.87   76,245,247.52   55,751,461.39
-------------------------------------------------------------------------------------- ---------------------------------------------
Extended Pool Factors                          81.74%           98.78%                        98.22%          98.05%
Pool Factors                                   74.97%           96.95%                        93.37%          95.14%
-------------------------------------------------------------------------------------- ---------------------------------------------
Minimum Principal Payment                   19,527.82        20,913.62     40,441.44               -               -               -
Scheduled Principal Payment                252,977.87       270,930.54    523,908.41      269,503.86      255,796.18      525,300.04
Supplemental Principal Payment                      -                -             -               -               -               -
-------------------------------------------------------------------------------------- ---------------------------------------------
Total Principal Distribution Amount        272,505.69       291,844.16    564,349.85      269,503.86      255,796.18      525,300.04
-------------------------------------------------------------------------------------- ---------------------------------------------
Redemption Amount                                                                                  -              -
- amount allocable to principal                                                                    -              -
- amount allocable to premium                                                                      -              -
-------------------------------------------------------------------------------------  ---------------------------------------------
Closing Outstanding Principal Balance   62,675,266.95    67,123,041.83 129,798,308.78  79,236,710.01   75,989,451.34  155,226,161.35
-------------------------------------------------------------------------------------  ---------------------------------------------

-----------------------------------------------------

Fixed Rate Notes                               D-2

-----------------------------------------------------
Applicable Interest Rate                     8.50000%
Day count                                    30 / 360
Number of Days                                     30
Interest Amount Payable                    708,333.33
-----------------------------------------------------
Total Interest Paid                        708,333.33
-----------------------------------------------------
Expected Final Payment Date                 15-Mar-14
Excess Amortisation Date                    15-Jul-10
-----------------------------------------------------
Original Balance                       100,000,000.00
Opening Outstanding Principle Balance  100,000,000.00
-----------------------------------------------------
Extended Pool Factors                         100.00%
Expected Pool Factors                         100.00%
-----------------------------------------------------
Extended Amount                                     -
Expected Pool Factor Amount                         -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount                 -
-----------------------------------------------------
Redemption Amount                                   -
- amount allocable to principal                     -
- amount allocable to premium                       -
-----------------------------------------------------
Closing Outstanding Principle Balance  100,000,000.00
-----------------------------------------------------

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated


Current Payment Date                    18-Feb-03
Current Calculation Date                11-Feb-03
Previous Payment Date                   15-Jan-03
Previous Calculation Date                9-Jan-03

--------------------------------------------------------------------------------
6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period        18-Feb-03
End of Interest Accrual Period          16-Mar-03
Reference Date                          13-Feb-03
----------------------------------------------------------------------------------------------------------------------

                                          A-2         A-3         A-4        B-1        B-2         C-1         C-2
----------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                         1.34000%    1.34000%    1.34000%   1.34000%   1.34000%     1.34000%  1.34000%
Applicable Margin                         0.3200%     0.4600%     0.5200%    0.6000%    1.0500%      1.3500%   2.0500%
Applicable Interest Rate                  1.6600%     1.8000%     1.8600%    1.9400%    2.3900%      2.6900%   3.3900%

----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------
Fixed Rate Notes                          D-1
-------------------------------------------------

Actual Pool Factor                        100.00%

-------------------------------------------------
-------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
----------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                   A-2         A-3         A-4        B-1        B-2         C-1         C-2
----------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance  120,689.30  545,684.13  147,959.56  62,947.77  67,414.89    79,506.21 76,245.25
Total Principal Payments                 2,778.75           -           -     272.51     291.84       269.50    255.80
Closing Outstanding Principal Balance  117,910.56  545,684.13  147,959.56  62,675.27  67,123.04    79,236.71 75,989.45

Total Interest                             192.63    1,200.81      264.11     117.12     154.08       204.24    246.27
Total Premium                             0.0000%     0.5000%     0.0000%    0.0000%    0.0000%      0.0000%   0.0000%

----------------------------------------------------------------------------------------------------------------------

(b) Fixed Rate Notes                      D-2
--------------------------------------------------

Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                        -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                   -

--------------------------------------------------
--------------------------------------------------------------------------------

                                             Page 4 of 7

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated
------------------------------------------------------------------------------------------------------------------------------------
                                                   July 2000 to   Oct-Dec   Jan-Mar   Apr-Jun   Jul -Sep  Oct-Dec      Jan       Feb
                                                      Sept 2001      2001      2002      2002       2002     2002     2003      2003
------------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                        217.6      45.4      45.4      46.0       45.9     44.6     15.2      13.9
 [2]                  - Renegotiated Leases               (3.0)     (2.8)     (2.1)     (3.0)      (4.0)    (1.8)    (0.5)     (1.0)
 [3]                  - Rental Resets                     (1.3)     (3.2)     (4.1)     (3.2)      (3.5)    (5.3)    (2.3)     (2.1)
                                                 -----------------------------------------------------------------------------------
 [4]  S[1]..[3]     Contracted Lease Rentals             213.3      39.4      39.2      39.8       38.4     37.4     12.3      10.8

 [5]                Movement in Current Arrears Balance   (0.8)     (2.4)      1.4      (0.9)      (2.3)    (0.1)    (1.6)     (0.4)

                    less Net Stress-related Costs
 [6]                 - Bad Debts                             -         -         -         -          -        -        -
 [7]                 - Security Deposits Drawn Down        0.5         -         -         -          -        -        -
 [8]                 - Restructured Arrears                0.7       0.1      (1.3)     (0.4)       0.6      0.4      0.1       0.2
 [9]                 - AOG                                (4.3)     (1.5)     (0.4)        -          -     (0.8)    (0.4)     (0.6)
[10]                 - Other Leasing Income                  -         -         -         -          -        -        -       -
[11]                 - Repossession Costs                 (0.3)        -         -         -          -     (0.1)       -
                                                 -----------------------------------------------------------------------------------
 [12] S[6]..(11)    sub-total                             (3.4)     (1.4)     (1.7)     (0.4)       0.6     (0.5)    (0.3)     (0.4)

 [13] [4]+[5]+[12]  Net Lease Rentals                    209.1      35.6      38.9      38.5       36.7     36.9     10.4      10.0

[14]                Interest Earned                        5.8       0.8       0.4       0.4        0.3      0.2      0.1       0.1

[15]                Drawings from Expense Account

                    Maintenance Receipts                  22.6       4.5       3.6       6.1        4.9      5.5      0.6       1.9
                    Maintenance Payments                 (11.8)     (1.8)     (3.9)    (10.1)         -     (1.6)    (0.8)     (1.0)
                                                 -----------------------------------------------------------------------------------
[15]                Net Maintenance                       10.8       2.7      (0.3)     (4.0)       4.9      3.9     (0.2)      0.9

[16]  S[13]...{15]  Total Cash Collections               225.7      39.1      39.0      34.9       41.9     41.0     10.3      11.0
------------------------------------------------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses
[17]                 - Insurance                          (0.1)        -         -      (0.3)         -     (0.1)       -         -
[18]                 - Re-leasing and other overheads     (7.5)     (0.7)     (0.4)     (1.4)      (0.8)    (1.7)    (0.3)     (0.1)
                                                 -----------------------------------------------------------------------------------
[19]  [17]+[18]     subtotal                              (7.6)     (0.7)     (0.4)     (1.7)      (0.8)    (1.8)    (0.3)     (0.1)

                    SG&A Expenses
[20]                Aircraft Servicer Fees
                     - Retainer Fee                       (1.6)     (0.4)     (0.3)     (0.7)      (0.7)     0.1     (0.2)     (0.1)
                     - Rent Collected Fee                 (1.9)     (0.4)     (0.4)     (0.7)      (0.9)     0.3     (0.2)     (0.1)
                     - Previous Servicer Fees             (1.8)        -         -         -          -        -        -         -
                                                 -----------------------------------------------------------------------------------
[21]                sub-total                             (5.3)     (0.8)     (0.7)     (1.3)      (1.6)     0.4     (0.4)     (0.2)

[22]                Other Servicer Fees                  (13.1)     (0.4)     (1.2)     (0.9)      (1.1)    (2.7)    (0.1)     (0.2)
                                                 -----------------------------------------------------------------------------------
[23]  [21]+[22]     subtotal                             (18.4)     (1.2)     (1.9)     (2.3)      (2.7)    (2.3)    (0.5)     (0.4)
[24]  [20]+[23]     Total Cash Expenses                  (26.0)      1.9)     (2.3)     (4.0)      (3.5)    (4.1)    (0.8)     (0.5)
------------------------------------------------------------------------------------------------------------------------------------
                    NET CASH COLLECTIONS
[25]  [17]          Total Cash Collections               225.7      39.1      39.0      34.9       41.9     41.0     10.3      11.0
[26]  [24]          Total Cash Expenses                  (26.0)     (1.9)     (2.3)     (4.0)      (3.5)    (4.1)    (0.8)     (0.5)
[27]                Movement in Expense Accout             6.0       1.2       0.3       1.2          -      0.5      0.7       0.5
[28]                Interest Payments                   (111.6)    (12.0)     (9.3)     (9.5)     (10.2)    (9.6)    (2.9)     (3.1)
[29]                Swap Payments                        (12.1)     (9.3)    (10.7)    (10.5)     (10.9)   (10.5)    (3.8)     (4.0)
[30]                Proceeds from sale of aircraft        50.5         -         -         -          -        -        -         -
[31]                Refinancing Costs                        -         -         -         -          -        -        -         -
                                                 -----------------------------------------------------------------------------------
[32]  S [25]...[31] TOTAL                                132.5      17.1      17.0      12.1       17.3     17.3      3.6       3.9
                                                 ===================================================================================
------------------------------------------------------------------------------------------------------------------------------------
[33]            PRINCIPAL PAYMENTS
                subclass A                               115.6      14.4      14.4       9.1       14.4     13.7      2.4       2.8
                subclass B                                14.8       1.8       1.7       1.8        1.7      2.0      0.7       0.6
                subclass C                                 2.1       0.9       0.9       1.2        1.2      1.6      0.5       0.5
                subclass D                                   -         -         -         -          -        -        -
                                                 -----------------------------------------------------------------------------------
                Total                                    132.5      17.1      17.0      12.1       17.3     17.2      3.6       3.9
                                                 ===================================================================================
------------------------------------------------------------------------------------------------------------------------------------
                Debt Balances
                subclass A                               882.8     868.4     984.0     844.9      830.5    816.8    814.4     811.6
                subclass B                               140.0     138.2     153.1     134.7      133.0    131.0    130.3     129.7
                  subclass C                             162.0     161.1     163.2     158.9      157.7    156.1    155.6     155.1
                  subclass D                             100.0     100.0     100.0     100.0      100.0    100.0    100.0     100.0
                                                 -----------------------------------------------------------------------------------
                  TOTAL                                1,284.8   1,267.7   1,250.7   1,238.5    1,221.2  1,204.0  1,200.3   1,196.4
                                                 ===================================================================================
          --------------------------------------------------------------------------------------------------------------------------
                  * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

Table Continue
                                                  All amounts in millions of US dollars     Dollar amounts expressed as a percentage
                                                         unless otherwise stated                  2000 Base Case Lease Rentals
---------------------------------------------------------------------------------------     ----------------------------------------
                                                         Cumulative to Date                         Cumulative to Date
                                                              *Adjusted                                    *Adjusted
                                                   Actual      base case       Variance        Actual       base case     Variance
---------------------------------------------------------------------------------------     ----------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                   474.0         474.1            (0.1)        100.0%         100.0%          0.0%
 [2]                  - Renegotiated Leases         (18.2)            -           (18.2)        (3.8%)           0.0%         (3.8%)
 [3]                  - Rental Resets               (25.1)            -           (25.1)         (5.3%)          0.0%         (5.3%)
                                                 --------------------------------------     ----------------------------------------
 [4]  S[1]..[3]     Contracted Lease Rentals        430.7         474.1           (43.4)         90.9%         100.0%         (9.1%)

 [5]                Movement in Current Arrears
                      Balance                        (7.1)            -            (7.1)         (1.5%)          0.0%         (1.5%)

                    less Net Stress-related Costs
 [6]                 - Bad Debts                        -          (4.8)            4.8           0.0%         (1.0%)          1.0%
 [7]                 - Security Deposits Drawn Down   0.5             -             0.5           0.1%          0.0%           0.1%
 [8]                 - Restructured Arrears           0.4           3.2            (2.8)          0.1%          0.7%          (0.6%)
 [9]                 - AOG                           (8.0)        (20.0)           12.0          (1.7%)        (4.2%)          2.5%
[10]                 - Other Leasing Income             -             -               -           0.0%          0.0%           0.0%
[11]                 - Repossession Costs            (0.4)         (3.8)            3.4          (0.1%)        (0.8%)          0.7%
                                                 --------------------------------------     ---------------------------------------
 [12] S[6]..(11)    sub-total                        (7.5)        (25.4)           17.9          (1.6%)         (5.4%)         3.8%

 [13] [4]+[5]+[12]  Net Lease Rentals               416.1         448.7           (32.6)         87.8%          94.6%         (6.9%)

[14]                Interest Earned                   8.1           9.4            (1.3)          1.7%           2.0%         (0.3%)

[15]                Drawings from Expense Account       -             -               -           0.0%           0.0%          0.0%

                    Maintenance Receipts             49.7             -            49.7          10.5%           0.0%         10.5%
                    Maintenance Payments            (31.0)            -           (31.0)         (6.5%)          0.0%         (6.5%)
                                                 --------------------------------------     ---------------------------------------
[15]                Net Maintenance                  18.7             -            18.7           4.0%           0.0%          4.0%

[16]  S[13]...{15]  Total Cash Collections          442.9         458.1           (15.2)          93.4%         96.6%         (3.2%)
---------------------------------------------------------------------------------------     ---------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses
[17]                 - Insurance                     (0.5)            -            (0.5)         (0.1%)          0.0%         (0.1%)
[18]                 - Re-leasing and other
                         overheads                  (12.9)        (14.3)            1.4          (2.7%)         (3.0%)         0.3%
                                                 --------------------------------------     ---------------------------------------
[19]  [17]+[18]     subtotal                        (13.4)         (14.3)           0.9          (2.8%)         (3.0%)         0.2%

                    SG&A Expenses
[20]                Aircraft Servicer Fees
                     - Retainer Fee                  (3.9)         (3.9)            0.0          (0.8%)         (0.8%)         0.0%
                     - Rent Collected Fee            (4.3)         (4.5)            0.2          (0.9%)         (0.9%)         0.0%
                     - Previous Servicer Fees        (1.8)            -            (1.8)         (0.4%)          0.0%         (0.4%)
                                                 --------------------------------------     ---------------------------------------
[21]                sub-total                        (9.9)         (8.4)           (1.5)         (2.1%)        (1.8%)         (0.3%)

[22]                Other Servicer Fees             (19.7)        (10.5)           (9.2)         (4.2%)        (2.2%)         (1.9%)
                                                 --------------------------------------     ---------------------------------------
[23]  [21]+[22]     subtotal                        (29.7)        (18.9)          (10.7)         (6.3%)        (4.0%)         (2.3%)
[24]  [20]+[23]     Total Cash Expenses             (43.1)        (33.2)           (9.8)         (9.1%)        (7.0%)         (2.1%)
---------------------------------------------------------------------------------------     ---------------------------------------
                    NET CASH COLLECTIONS
[25]  [17]          Total Cash Collections          442.9         458.1           (15.2)         93.4%          96.6%         (3.2%)
[26]  [24]          Total Cash Expenses             (43.1)        (33.2)           (9.8)         (9.1%)         (7.0%)        (2.1%)
[27]                Movement in Expense Accout       10.4             -            10.4           2.2%           0.0%          2.2%
[28]                Interest Payments              (168.2)       (250.0)           81.9         (35.5%)        (52.7%)        17.3%
[29]                Swap Payments                   (71.8)          4.7           (76.5)        (15.1%)          1.0%        (16.1%)
[30]                Proceeds from sale of aircraft   50.5          51.1            (0.6)         10.7%          10.8%         (0.1%)
[31]                Refinancing Costs                   -          (2.3)            2.3           0.0%          (0.5%)         0.5%
                                                 --------------------------------------     --------------------------- ------------
[32]  S [25]...[31] TOTAL                           220.8         228.3            (7.6)         46.6%          48.2%         (1.6%)
                                                 ======================================     =======================================
---------------------------------------------------------------------------------------     ---------------------------------------
[33]            PRINCIPAL PAYMENTS
                subclass A                          186.8         194.2           (7.4)          39.4%          41.0%         (1.5%)
                subclass B                           25.1          25.1           (0.1)           5.3%           5.3%         (0.0%)
                subclass C                            8.9          8.9             (0.1)          1.9%           1.9%         (0.0%)
                subclass D                              -             -               -           0.0%           0.0%          0.0%
                                                 --------------------------------------     ---------------------------------------
                Total                               220.8         228.3           (7.4)          46.6%          48.1%         (1.6%)
                                                 ======================================     =======================================
---------------------------------------------------------------------------------------     ---------------------------------------
                Debt Balances
                subclass A                          811.6         804.2             7.4
                subclass B                          129.7         129.7             0.1
                  subclass C                        155.1         155.1             0.1
                  subclass D                        100.0         100.0               -
                                                 --------------------------------------
                  TOTAL                           1,196.4        1,188.9            7.5
                                                 ======================================
          -----------------------------------------------------------------------------
                  * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                             Page 5 of 7

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name            Description
------------------------------------------------------------------------------------------------------------------------------------

                    CASH COLLECTIONS
   [1]              Lease Rentals                  Assumptions per the July 2000 Prospectus adjusted for aircraft sales
   [2]               - Renegotiated Leases         Change in contracted rental cash flow caused by a renegotiated lease
   [3]               - Rental Resets               Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4] S[1]...[5]   Contracted Lease Rentals        Current Contracted Lease Rentals due as at the latest Calculation Date

   [5]              Movement in Current Arrears    Current contracted lease rentals not received as at the latest Calculation Date,
                      Balance                        excluding Bad debts

                    less Net Stress related Costs
   [6]               - Bad debts                   Arrears owed by former lessees and deemed irrecoverable.
   [7]               - Security deposits drawn
                       down                        Security deposits received following a lesse default
   [8]               - Restructured arrears
   [9]               - AOG                         Lost of rental due to an aircraft being off-lease and non-revenue earning
  [10]               - Other Leasing Income        Includes lease termination payments, rental guarantees and late payments charges
  [11]               - Repossession                Legal and technical costs incurred in repossessing aircraft.
  [12] S[6]...[11]  sub-total

  [13] [4]+[5]+[12] Net Lease Rentals              Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs
  [14]              Interest Earned                Interest earned on monthly cash balances
  [15]              Net Maintenance                Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16] S[13]...[15] Total Cash Collections         Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------
                    CASH EXPENSES
                    Aircraft Operating Expenses    All operational costs related to the leasing of aircraft.
  [17]               - Insurance                   Premium for contingent insurance policies
  [18]               - Re-leasing and other        Costs associated transferring an aircraft from one lessee to another
  [19] [17]+[18]    subtotal

                    SG&A Expenses
  [20]              Aircraft Servicer Fees         Monthly and annual fees paid to Aircraft Servicer
                     - Base Fee                    Fixed amount per month per aircraft
                     - Rent Contracted Fee         1.00% of rental contracted for the month
                     - Rent Collected Fee          1.25% of rental received for the month
                     - Previous Servicer Fees      Fees paid to the previous Servicer of AerCo

  [21] [20]         subtotal
  [22]              Other Servicer Fees            Administrative Agent, trustee and professional fees paid to other service providers.
  [23] [21]+[22]    subtotal
  [24] [19]+[23]    Total Cash Expenses            Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------
                    NET CASH COLLECTIONS
  [25] [16]         Total Cash Collections         line 16 above
  [26] [24]         Total Cash Expenses            line 24 above
  [27]              Movement in Expense Account    Movement in Expense Account
  [28]              Interest Payments              Interest paid on all outstanding debt
  [29]              Swap payments                  Net swap payments (paid) /received
  [30]              Proceeds from Aircraft Sales   Proceeds, net of fees and expenses, from the sale of aircraft
  [31]  [25]...[30] Exceptional Items              Includes adjustment for aircraft included in the Basecase but not acquired by
                                                     AerCo
                 TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                            Page 6 of 7

                                      AERCO LIMITED
                                  Report to Noteholders
                    All amounts in US dollars unless otherwise stated

---------------------------------------------------------------------------------------
                                                                          2000
          Coverage Ratios         Closing             Actual       *Adjusted Base Case
---------------------------------------------------------------------------------------
          Net Cash Collections                         220.8              228.3
          Add Back Interest                            168.2              250.0
          Add Back Swap Payments                        71.8               (4.7)
a         Net Cash Collections                         460.7              473.7

b         Swaps                                         71.8               (4.7)
c         Class A Interest                              96.3              162.7
d         Class A Minimum                               30.5               37.9
e         Class B Interest                              16.6               27.2
f         Class B Minimum                                9.1                8.9
g         Class C Interest                              22.3               34.6
h         Class C Minimum                                  -                  -
I         Class D Interest                              22.0               22.0
j         Class D Minimum                                  -                  -
k         Class A Scheduled                                -                  -
l         Class B Scheduled                             15.5               16.2
m         Class C Scheduled                              8.9                8.9
n         Class D Scheduled                                -                  -
o         Permited Aircraft Modifications                  -                  -
p         Step Up Interest                               1.9
q         Class A Supplemental                         156.4              156.3
          Class E Interest                               9.1                3.5
          Class B Supplemental                           0.5
                                                   -----------------------------
          Total                                        460.8              473.7
                                                   -----------------------------

   [1]    Interest Coverage Ratio
          Class A                                       2.74               3.00  = a / (b+c)
          Class B                                       2.14               2.12  = a / (b+c+d+e)
          Class C                                       1.87               1.78  = a / (b+c+d+e+f+g)
          Class D                                       1.72               1.64  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                       1.72               1.64  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                       1.62               1.55  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                       1.57               1.51  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                       1.57               1.51  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                                          ---------------------------------------------------------------
                                          2000 Base Case           Actual        2000 *Adjusted Base Case
                                            17-Jul-00            18-Feb-03             18-Feb-03
                                          ---------------------------------------------------------------
   [3]    Assumed Portfolio Value          1,566.7                1,309.8               1,309.8
          Adjusted Portfolio Value (105%)                         1,300.6

          Liquidity Reserve Amount
          Cash                                65.0                   65.0                  65.0
            - Accrued Expenses                 5.0                    5.0                   5.0
            - Security Deposits               22.4                   15.9                  22.4
                                          ---------             ---------            -----------
          subtotal cash                       92.4                   85.9                  92.4
           Letters of Credit                     -                      -                     -
                                          ---------             ----------           -----------
          Total Liquidity Reserve             92.4                   85.9                  92.4

   [4]    Total Asset Value                1,659.1                1,395.7               1,402.2

          Note Balance
          Class A                            998.4      60.2%       811.6    58.1%        804.2   57.4%
          Class B                            154.8      69.5%       129.7    67.4%        129.7   66.6%
          Class C                            164.1      79.4%       155.1    78.6%        155.1   77.7%
          Class D                            100.0      85.4%       100.0    85.7%        100.0   84.8%
                                          ---------             ----------           -----------
          Total                            1,417.3                1,196.4               1,188.9
---------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                                                         Item 24


                                POWER OF ATTORNEY


     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in-Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                                /s/ G. Adrian Robinson
                                                   -----------------------------
                                                   G. Adrian Robinson

                                                   Witness: /s/ B. C. Robins



Dated: 24 July 2002                                /s/ Peter Sokell
                                                   -----------------------------
                                                   Peter Sokell

                                                   Witness: /s/ B. C. Robins



Dated: 24 July 2002                                /s/ Kenneth N. Peters
                                                   -----------------------------
                                                   Kenneth N. Peters

                                                   Witness: /s/ B. C. Robins



Dated: 24 July 2002                                /s/ M. John McMahon
                                                   -----------------------------
                                                   M. John McMahon

                                                   Witness: /s/ B. C. Robins



Dated: 9 August 2002                               /s/ Sean Brennan
                                                   -----------------------------
                                                   Sean Brennan

                                                   Witness: Marian Kennedy